

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2014

Via E-mail
Mr. Clive T. Johnson
President and Chief Executive Officer
B2Gold Corp.
Suite 3100, 2 Bentall Centre
595 Burrard Street
Vancouver, British Columbia, V7X 1J1

> **Re: B2Gold Corp.**
> **Form 40-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 1, 2014**
> **Correspondence dated August 5, 2014**
> **File No. 001-35936**

Dear Mr. Johnson:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F Fiscal Year Ended December 31, 2013

Exhibit 99.1 Annual Information Form

1.   We note your response to comment 2 that your company filings were prepared under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities and that your annual information form is compliant with National Instrument (NI) 43-101. You also indicate the British Columbia Securities Commission (BCSC) has reviewed your past filings with identical disclosure and approved this disclosure. We partially re-issue comment 23, please report your proven and probable reserves separately and likewise separate your measured and indicated resources in your future filings. We understand that categories of reserves and resources are required to be reported separately under Canadian disclosure requirements.   We also note the Canadian securities

regulators have no responsibility or obligation to review every filing or report (http://www.bcsc.bc.ca/uploadedFiles/For_Companies/NI_43-101-_What_You_Need_to_Know_-_2012-01-20.pdf?t=1409951835647 pages 100 and 327).

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining